UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 22, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

August 22, 2019

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.

Representative: Tatsufumi Sakai, President & CEO

Head Office: 1–5–5 Otemachi, Chiyoda–ku, Tokyo

Stock Code Number: 8411 (Tokyo Stock Exchange (First Section))

Agreement concluded with Credit Saison regarding the dissolution of the Comprehensive Strategic Business Alliance Agreement

Mizuho Bank, Ltd. (President and CEO: Koji Fujiwara), a consolidated subsidiary of Mizuho Financial Group, Inc.; Credit Saison Co., Ltd. (President and COO: Masahiro Yamashita); UC Card Co., Ltd. (President and CEO: Nobuaki Kitajima); and Qubitous Co., Ltd. (President and CEO: Keitaro Shigemasa) have concluded an agreement to dissolve (“this Dissolution Agreement”) the Comprehensive Strategic Business Alliance Agreement (“the Alliance”) and have concluded other contracts as outlined below. This follows the conclusion on February 22, 2019 of a Basic Agreement regarding the Termination of the Comprehensive Strategic Business Alliance Agreement (“Basic Agreement”) between Mizuho Bank and Credit Saison.

•	Basic Agreement dated February 22, 2019

Parties to this agreement: Mizuho Bank, Credit Saison

This Basic Agreement is based on the contract below.

—	Comprehensive Strategic Business Alliance Agreement dated December 24, 2004 (including all amendments thereafter)

Parties to this agreement: Mizuho Bank, Credit Saison, UC Card

This agreement was later amended to add Qubitous as an additional party.

1.	Rationale for this Dissolution Agreement

In light of changes in the business environment surrounding the credit card industry, Mizuho Bank concluded this Dissolution Agreement in order to respond to these changes and transition to a relationship where all parties can better maximize their strengths and proactively grow their businesses. This follows the conclusion on February 22, 2019 of a Basic Agreement regarding the Termination of the Comprehensive Strategic Business Alliance Agreement.

Although the Alliance will be dissolved on October 1, 2019, Mizuho Bank will continue to maintain a cooperative business relationship with Credit Saison.

2.	Other contracts concluded

(1)	Contract regarding the absorption-type corporate break-up of Qubitous, with UC card-related business domains being absorbed by UC Card.

(2)	Contract regarding the transfer of Mizuho Bank’s shareholdings in Qubitous to Credit Saison.

(3)	Contract regarding the transfer of Credit Saison’s shareholdings in UC Card to UC Card.

3.	Planned timeline for the dissolution of the Alliance

Resolution at the UC Card General Meeting of Shareholders regarding the corporate break-up of Qubitous: September 11, 2019

Resolution at the Qubitous General Meeting of Shareholders regarding the corporate break-up of Qubitous: September 11, 2019

Dissolution of the Alliance (effective date): October 1, 2019

Corporate break-up stipulated in 2.(1) and transfer of shareholdings stipulated in 2.(2) and (3) (effective date): October 1, 2019 (same date as above)

4.	Financial outlook

We do not anticipate a significant impact on either consolidated or non-consolidated financial results in the current fiscal year. We are currently examining the potential impact that the dissolution of the Alliance may have on consolidated and non-consolidated financial results in the next fiscal year and beyond.

We will promptly disclose any further updates regarding this topic which are subject to disclosure.

Contact:	Mizuho Financial Group, Inc.
Public Relations Office
Corporate Communications Department
Tel: 81-3-5224-2026